June 30, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (404) 522-1447

Otto Fletcher
Chief Executive Officer
Silver Screen Studios, Inc.
c/o Rosenfeld, Goldman &  Ware, Inc.
101 Marietta St.
Suite 1070
Atlanta, GA 30303

Re:	Silver Screen Studios, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed March 14, 2005
      File No. 333-108534

Dear Mr. Fletcher:

      We have reviewed the above referenced filing and your
responses
dated June 21, 2005 and have the following comments.    Where
indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

Financial Statements

General

1. We note your response to comment 1 in our letter dated June 7, 2005 and ask you to please tell us when you plan to file your amended
Form 10-K.

Statement of Cash Flows, page F-7

2. We note your response that you are interpreting FAS 95 in regards to the non-cash contribution of furniture and equipment. Please advise us when you plan to revise your statement of cash flows or respond explaining why it should continue to be a component of cash from financing and investing.

Note 2. Operating Facilities, page F-11

3. We have reviewed your response to prior comment 4 and reissue the
comment since "principal stockholder" is clearly defined in
footnote
38 to SAB Topic 5.T.   Considering your disclosure in Note 4, that
the company`s law firm has received 59,820,000 shares of common stock creating a 35% interest in the common shares outstanding, please explain what consideration you have given to SAB Topic 5.T. in accounting for your use of this office space.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3403 if you have questions.


						Sincerely,



Steven Jacobs
Accounting Branch Chief


Mr. Otto Fletcher
Silver Screen Studios, Inc.
June 30, 2005
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